Exhibit 12.1

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011

Ratio of earnings to fixed charges(1)	(5.30)	7.06	17.02	12.47	8.94	12.82

(1)	For the purposes of computing ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental payments under operating leases we believe to be representative of interest. Earnings for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014, 2013, 2012, 2011 were insufficient to cover fixed charges by $8.4 million, nill, nill, nill, nill and nill, respectively.

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
(In U.S. Dollars)
Fixed charges:
Interest expense	$918,124	$3,630,200	$4,815,670	$3,301,696	$2,876,253	$844,650
Capitalized interest	416,705	-	836,902	1,094,589	545,407	109,899
Interest factor in rental expenses	-	-	-	-	-	-
Total fixed charges	$1,334,829	$3,630,200	$5,652,572	$4,396,285	$3,421,660	$954,549

Earnings available for fixed charges:
Add:
Income before income taxes	$(9,999,581)	$19,558,402	$85,760,705	$47,135,794	$24,280,268	$10,440,337
Fixed charges (calculated above)	1,334,829	3,630,200	5,652,572	4,396,285	3,421,660	954,549
Deduct:
Capitalized interest	(416,705)	-	(836,902)	(1,094,589)	(545,407)	(109,899)
Net (loss)/income – noncontrolling interests	675,315	(1,205,485)	-	-	-	-
Total earnings available for fixed charges	$(7,071,313)	$25,613,317	$96,228,947	$54,833,775	$30,578,181	$12,239,536

Ratio of earnings to fixed charges	(5.30)	7.06	17.02	12.47	8.94	12.82

Insufficient to cover	$8,406,142	$-	$-	$-	$-	$-